UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934*



                       Janex International, Inc.
                          (Name of Issuer)

                     Common Stock, no par value
                   (Title of Class of Securities)

                             470883-10-9
                           (CUSIP Number)

                          February 15, 2001
        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:                                        Rule 13d-1(b)
                                                       x  Rule 13d-1(c)
                                                          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       Person Authorized to Receive Notices and Communications:

                        Janice V. Sharry, Esq.
                         Haynes and Boone, LLP
                      901 Main Street, Suite 3100
                          Dallas, Texas 75202
                            (214) 651-5562


                             SCHEDULE 13G


CUSIP No. - 470883-10-9                           Page  2 of 6 Pages

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


       AMRESCO Financial I LP, a Delaware limited partnership
       75-2636824

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                              (b) x

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OR ORGANIZATION

       Delaware

                   5   SOLE VOTING POWER
    NUMBER OF
     SHARES              1,500,000
  BENEFICIALLY
    OWNED BY       6   SHARED VOTING POWER
      EACH
    REPORTING             0
     PERSON
      WITH
                    7   SOLE DISPOSITIVE POWER

                              1,500,000
                    8   SHARED DISPOSITIVE POWER

                              0
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,500,000

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            14.89%

12     TYPE OF REPORTING PERSON

            PN



                                                 Page   3 of 6  Pages

Item 1(a) Name of Issuer:

          Janex International, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          615 Hope Road
          Eatontown, New Jersey 07724

Item 2(a) Names of Persons Filing:

          Amresco Financial I LP

Item 2(b) Addresses of Principal Business Offices:

          700 North Pearl Street, Suite 1900
          Dallas, Texas 75201

Item 2(c) Citizenship:

          Delaware

Item 2(d) Title of Class of Securities:

          Common Stock, no par value

Item 2(e) CUSIP Number:

          470883-10-9



                                                 Page   4  of  6  Pages

Item 3       Status of Persons Filing:
             (a)  [  ] Broker or dealer registered under
                section 15 of the Act (15 U.S.C. 78o);
             (b)  [  ] Bank as defined in section 3(a)(6)
                of the Act (15 U.S.C. 78c);
             (c)  [  ] Insurance company as defined in
                section 3(a)(19) of the Act (15 U.S.C. 78c);
             (d)  [  ] Investment company registered under
                section 8 of the Investment Company Act of 1940 (15
                U.S.C. 80a-8);
             (e)  [  ] An investment adviser in accordance
                with 240.13d-1(b)(1)(ii)(E);
             (f)  [  ] An employee benefit plan or
                endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
             (g)  [  ] A parent holding company or control
                person in accordance with 240.13d-1(b)(1)(ii)(G);
             (h)  [  ] A savings association as defined in
                Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
             (i)  [  ] A church plan that is excluded from
                the definition of an investment company under
                section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
             (j)  [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4       Ownership:

             The information in items 1 and 5 through 11 on the cover page (p. 2) to this Schedule 13G is incorporated herein by reference. The general partner of AMRESCO Financial I LP is AMRESCO Principal Managers II, Inc., a wholly owned subsidiary of AMRESCO, INC.

Item 5       Ownership of 5% or Less of a Class:

             Not applicable.

Item 6       Ownership of More than 5% on Behalf of Another Person:

             Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

             Not applicable.

Item 8       Identification and Classification of Members of the Group:

             Not applicable.

Item 9       Notice of Dissolution of Group:

             Not applicable



                                                 Page   5  of  6 Pages

Item 10      Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                               Page   6  of  6  Pages


                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 26, 2001


                        AMRESCO FINANCIAL I LP

                        By: AMRESCO Principal Managers II, its general partner

                        By: //L  Keith Blackwell
                              L. Keith Blackwell
                              President